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17016949

Amendment 4/3/2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

Mail Processing Section
APR 1X 2016
Washington DC

SEC FILE NUMBER
8- 53629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paces Battle Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6445 SHILOH RD, SUITE D,

(No. and Street)

Alpharetta, GA 30005

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100, Atlanta, GA 30339

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 APR 12 PM 1:53 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB

OATH OR AFFIRMATION

I, Tracy Fuller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paces Battle Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KENDRA TEMPLETON
MY COMMISSION EXPIRES
NOTARY
PUBLIC
AUGUST 08, 2020
FORSYTH COUNTY, GEORGIA

Signature

President/CEO/Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACES BATTLE GROUP, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of Independent Registered Public Accounting Firm)

YEAR ENDED DECEMBER 31, 2016

PACES BATTLE GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2016

CONTENTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

FINANCIAL STATEMENTS:

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016
Schedule II
Independent Accountant's Report on Exemption
Management's Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Paces Battle Group, Inc.

We have audited the accompanying financial statements of Paces Battle Group, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Paces Battle Group, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company is inactive at December 31, 2016, has suffered a loss from operations for 2016, has been out of compliance with required net capital for most of 2016, and often is unable to pay its obligations as they become due. These matters, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, subject to the going – concern qualification above, the financial statements referred to above present fairly, in all material respects, the financial position of Paces Battle Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Paces Battle Group, Inc. financial statements. The information is the responsibility of Paces Battle Group, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 15, 2017
Atlanta, Georgia



RUBIO CPA, PC

PACES BATTLE GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	47,642
Prepaid Expenses		345
Total Assets	$	47,987

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	26,292
Due to Stockholder		38,260
Total Liabilities		64,532
Stockholder's Equity		
Common Stock $0.01 par value, 100,000 shares authorized 1,000 shares issued and outstanding		10
Additional Paid-in-Capital		649,390
Accumulated Deficit		(665,945)
Total Stockholder's Equity		(16,545)
Total Liabilities and Stockholder's Equity	$	47,987

See notes to financial statements.

PACES BATTLE GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Valuation Services	$	25,300
EXPENSES:		
Commissions		25,223
Professional Fees		33,589
Management Services		20,000
Other Operating Expenses		8,987
Total Expenses		87,799
NET LOSS	$	(62,499)

See notes to financial statements.

PACES BATTLE GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock Shares	Common Stock Amount	Paid In Capital	Accumulated Deficit	Total
Balances, December 31, 2015	1,000	$ 10	$ 619,390	$ (603,446)	$ 15,954
Capital Contributions			30,000		30,000
Net loss				(62,499)	(62,499)
Balances, December 31, 2016	1,000	$ 10	$ 649,390	$ (665,945)	$ (16,545)

See notes to financial statements.

PACES BATTLE GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (62,495)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	735
Accounts payable and accrued expenses	19,717
Net cash used by operating activities	(42,043)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash contributed by shareholder	30,000
Loan from stockholder	38,260
Net cash provided by financing activities	68,260
NET CHANGE IN CASH	26,217
CASH, beginning of year	21,425
CASH, end of year	$ 47,642

See notes to financial statements.

PACES BATTLE GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Paces Battle Group, Inc. (the "Company" or "PBG"), a Georgia corporation, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides investment banking and financial advisory services primarily for banking industry customers. Westwind, LLC, a Delaware limited liability company, is the sole shareholder of PBG.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and taxes bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to a net operating loss carryforward and the use of the cash basis accounting for income tax purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Subsequent Events: Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

Revenue Recognition: Advisory fees and valuation services revenues are recorded as set forth in the engagement letter upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NOTE B – DEFERRED INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities as well as net operating loss carryforwards. A valuation allowance is used against deferred tax assets if the benefit to be derived from the deferred tax asset may not be fully realized. At December 31, 2016 the deferred tax asset balance resulting from net operating loss carryforwards totaled approximately $50,000 with a valuation allowance of $50,000. At December 31, 2016, the Company has a net operating loss carried forward of approximately $170,000 that may be used to offset future taxable income. The net operating loss carried forward expires beginning 2024.

NOTE C – NET CAPITAL REQUIREMENTS AND SUBSEQUENT EVENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had a net capital deficit of $116,890 which was $121,890 less than its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was (0.55) to 1.

The net capital deficit primarily arose from a $100,000 deduction arising from the Company failing to maintain fidelity bond coverage at December 31, 2016. The Company obtained the required coverage in January 2017 and thereby reduced its deficit by $100,000 at that time.

NOTE D – RELATED PARTY TRANSACTIONS

The Company had a month to month lease agreement for office space with a former owner which ended in November 2016. Payments under this related party lease during 2016 amounted to $3,300. In March 2015, the Company entered into a one-year management services agreement with a former owner that required monthly payments of $2,000. This agreement ended in 2016.

At December 31, 2016, the Company has obtained a non-interest bearing loan from its stockholder that is due on demand.

NOTE E – CONCENTRATIONS

The valuation services revenues were earned from one customer in 2016.

NOTE F – GOING CONCERN

The Company incurred a recurring loss for 2016 and was dependent upon stockholder contributions for working capital. In addition, the Company has a net capital deficit at December 31, 2016 that has existed for most of 2016. The Company's stockholder represents that it intends to make capital contributions, as needed, to insure the Company's survival through January 1, 2018.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

PACES BATTLE GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	(16,545)
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		(16,545)
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Prepaid expenses and deposits		345
Other deductions and/or charges		100,000
Net capital deficit	$	(116,890)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	4,302
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Net capital deficiency	$	(121,890)
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	(123,343)

RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2016	$	(13,445)
Professional fees accrual		(3,445)
Deduction related to fidelity bond		(100,000)
Net capital deficit per above	$	(116,890)

PACES BATTLE GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED) DECEMBER 31, 2016

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	64,532
Total aggregate indebtedness	$	64,532
Percentage of aggregate indebtedness to net capital		(55.21%)

See independent auditors' report.

Amendment 4/3/2017

PACES BATTLE GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2016

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Paces Battle Group, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Paces Battle Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Paces Battle Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Paces Battle Group, Inc. stated that Paces Battle Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Paces Battle Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paces Battle Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 15, 2017
Atlanta, GA



RUBIO CPA, PC

(678) 679-8647

Amendment 4/3/2017
6445 SHILOH ROAD, SUITE D
ALPHARETTA, GEORGIA 30005



PACES BATTLE GROUP, INC.
Financial Institutions Investment Banking

BROKER DEALERS ANNUAL EXEMPTION REPORT

Paces Battle Group, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Paces Battle Group, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.



Tracy Fuller
March 31, 2017